SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 10, 2016, Cnova N.V. (the “Company”) issued a press release titled “Cnova Management Change.” A copy of this press release is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K. The information contained in Exhibit 99.1 of this report is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-208111).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: June 10, 2016	By:	/s/ STEVEN GEERS
	Name:	Steven Geers
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated June 10, 2016 titled “Cnova Management Change.”